Filed Pursuant to Rule 433
Registration Nos. 333-139912
333-139912-01
The PNC Financial Services Group, Inc.
PNC Funding Corp
The following press release is being filed because of the timing of its appearance.

Press Release	Source: The PNC Financial Services Group, Inc.
PNC to Acquire Yardville National Bancorp
Thursday June 7, 7:22 am ET
Results in No. 1 deposit share in three of New Jersey’s wealthiest counties
PITTSBURGH, June 7 /PRNewswire-FirstCall/ — The PNC Financial Services Group, Inc. (NYSE: PNC — News), with $123 billion in assets, announced today that it has signed a definitive agreement to acquire Hamilton, N.J.-based Yardville National Bancorp (YNB) (NASDAQ: YANB — News), with approximately $3 billion in assets, for $403 million in stock and cash, or approximately $35.00 per share.
YNB is a commercial and consumer bank with $2 billion in deposits and 33 branches in central New Jersey and eastern Pennsylvania. With this transaction, PNC expects to become No. 1 in deposit share in the wealthy Mercer, Hunterdon and Somerset Counties of New Jersey, which have three of the highest median household incomes in the United States [see map below].
“This acquisition is consistent with our strategy of expanding PNC’s distribution in the rapidly growing and affluent Middle Atlantic region while maintaining our disciplined approach to capital deployment. The transaction results in leading deposit share in several very attractive counties in New Jersey, and we expect an estimated internal rate of return of 15 percent,” said PNC President Joseph C. Guyaux.
PNC anticipates that the transaction will be accretive to earnings per share in 2008. The company expects to take a one-time after-tax charge of $27 million related to the transaction in the fourth quarter of 2007. PNC expects to have the capital flexibility to continue its current common stock repurchase program for 2007.
The acquisition is expected to close early in the fourth quarter of 2007, subject to customary closing conditions including regulatory approvals and approval by YNB shareholders, with conversion planned for the first half of 2008. “The integration will be led by PNC’s Retail Banking management in New Jersey and should have no impact on our Mercantile integration activities,” Guyaux said.
Under the purchase agreement, which has been unanimously approved by the boards of directors of both companies, YNB will merge into PNC. The transaction values each common share of YNB stock at $35.00 based on PNC’s closing NYSE stock price of $71.84 on June 6, 2007. The aggregate consideration for the YNB common stock is comprised of approximately 3.267 million shares of PNC common stock and $156 million in cash, subject to adjustment, and is based on 11.175 million shares of YNB common stock that are currently outstanding. The consideration a YNB shareholder will receive is equivalent to .2923 shares of PNC common stock and $14 in cash per share of YNB common stock. YNB shareholders will be entitled to elect to receive the merger consideration in shares of PNC common stock or in cash, subject to proration if either cash or stock is oversubscribed. Further, the aggregate consideration includes YNB stock options currently with an in-the-money value of approximately $12 million, which will be cashed out if not exercised prior to closing.
The actual value of the purchase consideration to be paid upon closing to each YNB shareholder will depend on the average PNC stock price shortly prior to completion of the merger, and the cash and stock components on a per YNB share basis will be determined at that time based on the average PNC stock price so that each share of YNB receives consideration representing equal value.
YNB serves individuals and small to mid-sized businesses in the dynamic New York City-Philadelphia corridor through a network of branches in Mercer, Hunterdon, Somerset, Middlesex, Burlington, and Ocean counties in New Jersey and Bucks County in Pennsylvania. YNB emphasizes commercial lending and offers a broad range of lending, deposit and other financial products and services.

Hovde Financial and Pepper Hamilton LLP, respectively, acted as the financial and legal advisers to YNB. Citi and Wachtell Lipton Rosen & Katz, respectively, acted as the financial and legal adviser to PNC.
The PNC Financial Services Group, Inc. (http://www.pnc.com) is one of the nation’s largest diversified financial services organizations providing retail and business banking; specialized services for corporations and government entities, including corporate banking, real estate finance and asset-based lending; wealth management; asset management and global fund services.
YNB and PNC Locations and Demographic Data

		Proforma	Median	Projected 5-Year Growth
		Deposit	HH	HH
	Rank	Share	Income	Income	Population

Mercer	1	25%	$69,512	17.1%	4.01%
Hunterdon	1	25%	100,485	19.2	6.62
Somerset	1	17%	96,350	19.4	6.69

YNB Franchise	-	-	66,273	17.2	3.86

PNC* Footprint	-	-	$60,694	18.5%	3.58%
Source: SNL Financial, 2006; * Excludes Corporate HQ branch

Deal Pricing Metrics
Price / Book Value	203%
Price / Tangible Book Value	205%
Premium / Core Deposits	12.0%
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains forward-looking statements regarding our outlook or expectations with respect to the planned acquisition of Yardville National Bancorp (YNB), the expected costs to be incurred in connection with the acquisition, YNB’s future performance and consequences of its integration into PNC, and the impact of the transaction on PNC’s future performance.
Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. The forward-looking statements in this press release speak only as of the date of the press release, and each of PNC and YNB assumes no duty, and does not undertake, to update them. Actual results or future events could differ, possibly materially, from those that we anticipated in these forward-looking statements.
These forward-looking statements are subject to the principal risks and uncertainties applicable to the respective businesses of PNC and YNB generally that are disclosed in the 2006 Form 10-K and in current year Form 10-Qs and 8- Ks of PNC and YNB (accessible on the SEC’s website at http://www.sec.gov and on PNC’s website at http://www.pnc.com and on YNB’s website at http://www.ynb.com, respectively). In addition, forward-looking statements in this press release are subject to the following risks and uncertainties related both to the acquisition transaction itself and to the integration of the acquired business into PNC after closing:
•	Completion of the transaction is dependent on, among other things, receipt of regulatory and shareholder approvals, the timing of which cannot be predicted with precision at this point and which may not be received at all. The impact of the completion of the transaction on PNC’s financial statements will be affected by the timing of the transaction.

•	The transaction may be substantially more expensive to complete (including the integration of YNB’s businesses) and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events.

•	The integration of YNB’s business and operations into PNC, which will include conversion of YNB’s different systems and procedures, may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to YNB’s or PNC’s existing businesses.

•	The anticipated benefits to PNC are dependent in part on YNB’s business performance in the future, and there can be no assurance as to actual future results, which could be impacted by various factors, including the risks and uncertainties generally related to PNC’s and YNB’s performance or due to factors related to the acquisition of YNB and the process of integrating it into PNC.
ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
The PNC Financial Services Group, Inc. and YNB will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s web site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by YNB will be available free of charge from YNB by writing to Howard N. Hall, Assistant Treasurer’s Office, 2465 Kuser Road, Hamilton, NJ 08690. Or call (609) 631-6223.
The directors, executive officers, and certain other members of management and employees of YNB are participants in the solicitation of proxies in favor of the merger from the shareholders of YNB. Information about the directors and executive officers of YNB is set forth in its Annual Report on Form 10-K filed on March 30, 2007 for the year ended December 31, 2006, as amended by the Form 10-K/A filed on May 10, 2007. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
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Source: The PNC Financial Services Group, Inc.
PNC Funding Corp and The PNC Financial Services Group, Inc. have filed a registration statement (including a prospectus) with the SEC for the offering by PNC Funding Corp to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated June 7, 2007 and other documents PNC Funding Corp and The PNC Financial Services Group, Inc. have filed with the SEC for more complete information about PNC Funding Corp, The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PNC Funding Corp, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement dated June 7, 2007 if you request it by calling 1-800-294-1322.